Exhibit 4.44

Framework Purchase Agreement

This Framework Purchase Agreement (this “Agreement”) is entered into in Beijing, the People’s Republic of China (the “PRC”) on October 28, 2014 by and among:

Party A:

Tianjin Jinhu Media Co., Ltd. (“Jinhu” or the “Buyer”), a limited liability company duly incorporated and validly existing under the PRC laws, with its registered address at Unit 2101, 21/F Block C3, Area MSD-C, 79 First Avenue, Tianjin Economic and Technical Development Zone;

Party B:	Liu Jian, a PRC citizen, ID Card No.: 310102197211124453;
Party C:	Huang Hui (together with Party B, the “Original Shareholders”), a PRC citizen, ID Card No.: 320622197212230041;
Party D:	Beijing Wole Information Technology Co., Ltd. (“Wole Tech” or the “WFOE”), a wholly foreign owned enterprise duly incorporated and validly existing under the PRC laws, with its registered address at Room 209, No. 18 Building, 18 Jiuxiaoqiao Middle Road, Chaoyang District, Beijing;
Party E:	Guangzhou Qianjun Internet Technology Co., Ltd. (“Qianjun” or the “Target”), a limited liability company duly incorporated and validly existing under the PRC laws, with its registered address at Room 802, 36 Jian Zhong Road, Tianhe District, Guangzhou;
Party F:	RENREN INC. (“Renren,” together with the WFOE, the “Guarantors”), a company duly incorporated and validly existing under the laws of the Cayman Islands and listed on the New York Stock Exchange, with its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

In this Agreement, the Buyer, the Original Shareholders, the Target and the Guarantors shall be hereinafter referred to individually as a “Party,” collectively as the “Parties.”

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WHEREAS

A.	Qianjun has a registered capital of RMB 20 million, which has been fully paid up. The Original Shareholders hold in aggregate 100% equity interests in Qianjun, of which Liu Jian has contributed RMB 16 million, representing 80% equity interests in Qianjun, and Huang Hui has contributed RMB 4 million, representing 20% equity interests in Qianjun. The business scope of Qianjun is: data processing and storage service; software development, software services; computer technology development and technical services; information electronic technology service; information system integration service; research and development of network technology; design of integrated circuit; production of digital animation; design and production of game software; multi-media design services; design services of animation and derivative products; book data process technology development; cultural and entertainment brokerage; phonotape and videotape brokerage and agency; literature, art (painting) brokerage and agency; commodity information consulting services; animation (cartoon) brokerage and agency; design services for electronic products; copyright services; information technology consulting services; advertising; literary and artistic creation services; cultural and artistic consulting services; planning of literature and artistic performance and contests attended by the public and such other public interest activities; organization and planning of big events (big events mean evening parties, athletic meetings, ceremonies, artistic and model contests, art festival, movie festival and public interest performance and exhibitions, etc.; events subject to specific approvals shall be carried out only after such approvals have been obtained); planning and creative services; marketing planning services; corporate image planning services; wholesale trading of commodities (except for the commodities subject to approvals and permits); retail trading of commodities (except for the commodities subject to approvals and permits); value-added telecommunications service (the category of the business shall be subject to the value-added telecom service license); cross-region value-added telecom services (the category of the business shall be subject to the value-added telecom service license); online music services; online movie services, online animation services; online video services; online game services; the information network dissemination of audio-video programs; production of radio and TV programs (detailed business scope shall be subject to the Radio and TV Program Production and Business Operation License);

B.	Qianjun owns 100% equity interests in Beijing Wole Shijie Information Technology Co., Ltd. (a limited liability company duly incorporated and validly existing under the PRC laws, the “Wole Shijie” or the “Target’s Subsidiary”).

C.	Renren indirectly owns 100% equity interests in Wole Technology, and Wole Technology and Qianjun have entered into a series of contractual arrangements (the “Contractual Arrangements”) as set forth in Exhibit 5 hereof;

D.	The Buyer intends to purchase the 100% equity interests held by the Original Shareholders in Qianjun, and agrees to assume part of Qianjun’s liabilities as agreed herein (the “Transaction”);

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E.	Qianjun owes the outstanding liabilities (the “Group Liabilities”) set forth in Exhibit 7 toward the WFOE, Renren or its affiliates (collectively the “Group Creditors”), and each of the Group Creditors intends to exempt Qianjun from part of the Group Liabilities according to the arrangements set forth in Exhibit 7;

F.	The Buyer has no intention to hold equity interests in the Target’s Subsidiary, and the Target intends to transfer 100% equity interests it holds in the Target’s Subsidiary to a third party unaffiliated with either the Target or the Buyer;

G.	The Buyer and the Original Shareholders intend to execute an equity interest transfer agreement in the form set forth in Exhibit 1 (the “AIC Equity Transfer Agreement”) to be submitted to the Administration for Industry and Commerce (AIC) and such other competent authority for registration procedures.

In consideration of the above, the Parties agree as follows upon extensive negotiations:

Article 1     Target and Target Equity

1.1	Target

1.1.1	The Parties jointly acknowledge that the Target involved in the Transaction is Qianjun (business license No.: 440106000172727, legal representative: Liu Jian);

1.1.2	Each of the Original Shareholders and Guarantors acknowledges to the Buyer that the shareholding structure of the Target up to the actual controller is as follows:

(a)	The original Shareholders hold in aggregate 100% equity interests in Qianjun, of which Liu Jian holds 80% and Huang Hui holds 20%;

(b)	Renren holds 100% equity interests in Wole Inc., a company duly incorporated and validly existing under the laws of the Cayman Islands (the “Caymanco”);

(c)	The Caymanco holds 100% equity interests in Wole Technology.

1.1.3	Wole Technology, Qianjun, Liu Jian and Huang Hui have executed the Contractual Arrangements set forth in Exhibit 5.

1.2	Target Equity. The Original Shareholders agree to sell to the Buyer, and the Buyer agrees to purchase from the Original Shareholders, 100% equity interests in Qianjun held by the Original Shareholders subject to the terms and conditions of this Agreement (the “Target Equity”), which shall include the 80% equity interests held by Liu Jian and 20% held by Huang Hui.

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Article 2     Transaction Price

2.1	Total Transaction Price. The total transaction price (the “Transaction Price”) shall be the RMB equivalent of US$ 25 million, i.e. the sum of (i) the transfer price of the Target Equity (the “Transfer Price”) and (ii) the liabilities owed by the Target toward the Group Creditors as repaid by the Buyer on behalf of the Target (the “Repaid Debts”). Out of the Transaction Price, the total Transfer Price is in the amount of RMB 20 million, and the total Repaid Debts shall be the difference between the RMB equivalent of US$ 25 million and RMB 20 million. For the avoidance of doubt, any amounts mentioned in this Article 2 shall be calculated based on the benchmark exchange rate published by the People’s Bank of China (PBOC) on the date of payment.

2.2	Calculation Formula and Time of Payment of the Transaction Price. The Parties agree that the Transaction Price shall be paid by the Buyer to the Original Shareholders and the Target in two instalments according to the following schedule:

2.2.1	First instalment of payment (the “First Payment”): including: (1) 80% of the Transfer Price (i.e. RMB 16 million) shall be paid by the Buyer to each of the Original Shareholders according to their respective percentage of the Target Equity to be transferred; and (2) 80% of the Repaid Debts shall be paid by the Buyer to the Group Creditors to repay the debts owed by the Target to the Group Creditors.

The First Payment shall be made in one lump sum to each of the Original Shareholders and the Group Creditors within 15 working days after the date on which all the precedent conditions set forth in Article 4.1.2 hereof have been satisfied, or waived by the Buyer.

2.2.2	Second instalment of payment (the “Second Payment”): including: (1) 20% of the Transfer Price (i.e. RMB 4 million) shall be paid by the Buyer to each of the Original Shareholders according to their respective percentage of the Target Equity to be transferred; and (2) 20% of the Repaid Debts shall be paid by the Buyer to the Group Creditors to repay the debts owed by the Target to the Group Creditors.

The Second Payment shall be made in one lump sum to each of the Original Shareholders and the Group Creditors within 15 working days after the date on which all the precedent conditions set forth in Article 4.2 hereof have been satisfied, or waived by the Buyer.

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2.3	Payment of the Transaction Price. The Transaction Price shall be paid to the bank accounts designated by each of the Original Shareholders and the Group Creditors in writing pursuant to Article 2 hereof.

Article 3     Transfer and Closing of the Target Equity

3.1	Transfer of Target Equity. The Parties hereby agree that the ownership of the Target Equity and any rights and interests relating to or originating from such ownership shall all be transferred to the Buyer on the date when the change registration of the Target Equity is completed with the AIC, and thereafter such ownership, rights and interests shall be enjoyed by the Buyer. The Buyer shall provide necessary assistance to complete the change registration procedures for the transfer of the Target Equity.

3.2	Closing. The Buyer shall make the First Payment of the Transaction Price to the Original Shareholders and the Target pursuant to this Agreement (the “Closing”), the date on which the First Payment is made being the closing date (the “Closing Date”). The Buyer shall complete the Second Payment after the Closing as provided in the above Article 2.2.2.

Article 4     Closing Conditions and Post-Closing Obligations

4.1	Closing Conditions

4.1.1	General Precedent Conditions. Unless waived by the Buyer in writing, the Buyer’s performance of its obligation to make the First Payment hereunder shall be conditional upon and subject to the satisfaction of all the following conditions:

(1)	as of the date when the First Payment is made, the Target and its business having been operated in the ordinary course, other than the adjustments to its business, assets and employees made pursuant to this Agreement; no events or circumstances have occurred to the Target (including without limitation, in respect of its financial situation, performance, general operation situation or equity/shares) that have been known or may be expected to have material adverse effect on the Transaction, and no material adverse changes have occurred to the assets, business operations, financial and staff situation of the Target;

(2)	there being no pending or threatened legal, regulatory or government proceedings, disagreements, claims for compensation or such other claims that may prohibit, affect, restrict, interfere or prevent the consummation of the Transaction;

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(3)	there being no effective laws or regulations that prohibit, affect, restrict, interfere or prevent the consummation of the Transaction, or otherwise bring negative impact on all or substantial portions of the rights and ability of the Target to own, operate or control its business or assets (except for the matters already disclosed in the Disclosure Schedule set forth in Exhibit 14);

(4)	the Original Shareholders having taken obtained all necessary internal and external consents and authorizations duly approving the execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated hereunder, and each of the Original Shareholders having waived in writing any right of first refusal they may have with respect to the Target Equity; and

(5)	as of the date when the First Payment is made, the representations and warranties made by the Original Shareholders, Qianjun and the Guarantors being all true, accurate and complete, and they have performed and complied with any of their respective obligations and covenants hereunder.

4.1.2	Conditions precedent to First Payment. Subject to the satisfaction of the general precedent conditions provided in Article 4.1.1, the Buyer’s obligation to make the First Payment shall also be subject to and conditional upon the satisfaction, or waiver in writing by the Buyer, of each of the following conditions:

(1)	Due Execution. Each of the Parties having duly executed this Agreement;

(2)	Termination of Contractual Arrangements. All the Contractual Arrangements executed by and among the Target, the Original Shareholders, Wole Technology and such other relevant parties with respect to the control of the equity interests of the Target having been terminated, including without limitation the equity option agreement, the equity pledge agreement, the exclusive service agreement (if any), etc., and the Buyer shall have been provided with the executed version of the termination agreements for the Contractual Arrangements as set forth in Exhibit 6 and to the satisfaction of the Buyer;

(3)	Deregistration of Equity Pledge. The equity pledge created by the Target for the benefits of Wole Technology as the pledgee having been released, and the equity pledge deregistration notice issued by the AIC shall have been obtained;

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(4)	Disposal of Group Liabilities. The Letter of Acknowledgement on Disposal of the Group Liabilities set forth in Exhibit 7 hereof having been executed by and among Beijing Thousand Oaks Netscape Technology Development Co., Ltd. (“Thousand Oaks Netscape”), the Target, the Original Shareholders, the Guarantors and the Buyer;

(5)	New AOA. The Target having adopted a new articles of association (the “New AOA”) in a form and substance as set forth in Exhibit hereof, and having provided the Buyer with the New AOA affixed with the company chop;

(6)	AIC Change Registration. The Original Shareholders having submitted to the competent AIC the executed AIC Equity Transfer Agreement as set forth in Exhibit 1 and the application documents for changing the directors, managers, supervisors and legal representative of Qianjun as required by the Buyer, having completed the AIC change registration and filing procedures for the said equity transfer and related matters, and having provided the Buyer with relevant proving documents;

(7)	Mutual Service Agreement for Transitional Period. The Target having entered into the mutual service agreement for transitional period as set forth in Exhibit 9 hereof with Wole Technology, Thousand Oaks Netscape and the Buyer;

(8)	Business Cooperation Agreement. The Target having entered into the business cooperation agreement as set forth in Exhibit 10 hereof with Wole Technology, Thousand Oaks Netscape and the Buyer;

(9)	Transfer of Target’s Subsidiary. The Target having entered into the equity interest transfer agreement with a third party unaffiliated with the Target or the Buyer, to transfer 100% equity interests of the Target’s Subsidiary held by the Target to such third party, and having completed the AIC registration procedures with respect thereto;

(10)	Financial Statement. The Buyer having received the authentication report of Qianjun on its annual tax declaration of enterprise income tax for the year 2013, and the unaudited financial statements for the period from January 1, 2014 to September 30, 2014, both submitted by the Target and issued by an auditing firm acceptable by the Buyer (collectively the “Financial Statements”);

(11)	Provision of Information. Upon the request of the Buyer, the Original Shareholders, the Target and the Guarantors having provided the Buyer with all the information requested by the Buyer and its advisors for conducting financial, business and legal due diligence investigations on the Target;

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(12)	Handover of Assets and Materials. The Guarantors, the Original Shareholders and the Buyer shall take over each of the existing assets (please refer to the list of assets set forth in Exhibit 8) of the Target one by one, and the Guarantors and the Original Shareholders shall have handed over to the Buyer the assets listed in Exhibit 8 and the certificates, agreements, managerial information and such other documents relating to such assets, including without limitation list of copyrights for video programs, domain name registration certificates, domain name management information, trademark registration certificate, trademark application acceptance notice, application documents for trademark registration, computer software copyright certificates, etc. In addition, on the date when the change registration of the Target has been completed at the AIC, the Guarantors, the Target and the Original Shareholders shall have handed over the following materials to the person designated by the Buyer in writing: (1) all permits relating to the business operations of the Target, common seal, seals for contractual purposes, financial seals, bank account details, materials relating to normal purchase of invoices and tax declaration and other tax declaration related materials, including without limitation those set forth in the list of handed over documents in Exhibit 11; and (2) the originals of all contracts and such other relevant contracts executed by the Target, including without limitation the business contracts, labor contracts, service agreements, etc.;

(13)	Condition Satisfaction Certificate. The Original Shareholders, Qianjun and the Guarantors having jointly executed and issued to the Buyer a condition satisfaction certificate as set forth in Exhibit 4 hereof, acknowledging that all conditions precedent to the making of the First Payment under Articles 4.1.1 and 4.1.2 have been satisfied.

4.2	Post-Closing Obligations. After the completion of the Closing and subject to the satisfaction, or the waiver in writing by the Buyer, of each of the following conditions within 18 months upon the date hereof, the Buyer shall complete the Second Payment. If any of the following conditions fails to be satisfied in such 18-month period, the Original Shareholders, Guarantors and the Buyer may negotiate in good faith to agree upon a longer period or another plan, and the Buyer may not need to make the Second Payment until each of the following conditions has been satisfied; provided that: (i) if such failure in satisfaction is not caused by a fault of the Original Shareholders or the Guarantors, the Buyer shall make the Second Payment after such conditions are satisfied; (ii) if such failure in satisfaction is caused by a fault of the Original Shareholders or the Guarantors, the Buyer shall be entitled to make the Second Payment after deducting therefrom the actual loss thus suffered by the Buyer after such conditions are satisfied:

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4.2.1	First Payment. The conditions precedent to the making of the First Payment having all been completed;

4.2.2	Transfer of Woxiu. The Guarantors shall have transferred the business of the website of Woxiu (http://www.woxiu.com, “Woxiu”) from Qianjun to a third party unaffiliated with Qianjun in a manner agreed in the mutual service agreements for transitional period as set forth in Exhibit 9; if he mutual service agreements for transitional period fails to stipulate the manner of such transfer, the transfer shall be completed in such other manner separately entered into by the Parties, and the Guarantors shall make sure that Woxiu and its business entity shall file an application to relevant competent authority with respect to the operating qualifications registered under the name of Qianjun within one month after the Closing of this Agreement, and shall provide the Buyer with the proof evidencing that such application has been duly submitted, including the application for domain name filing and Internet cultural business license. the Guarantors shall make sure that as of the date hereof, any liabilities and obligations arising from the business relating to Woxiu shall be assumed by Renren, and the Guarantors shall indemnify Qianjun, the Buyer or the affiliates thereof, jointly and severally, for any liabilities and obligations arising from the business relating to Woxiu at any time (including any time prior to the execution hereof).

4.2.3	Government Approvals. This Agreement (and any documents executed pursuant to this Agreement) and all transactions hereunder shall have obtained all necessary government approvals, registrations and filings, including without limitation:

(a)	Shareholder Change Registration for Audio-Video Program License. The State Administration of Press, Publication, Radio, Film and Television (“SAPPRFT”) having issued approvals with respect to the shareholder change of the License for Information Network Dissemination of Audio-Video Programs (the “Audio-Video Program License”), and Qianjun shall have complete the record riling with SAPPRFT in respect of the change of its legal representative;

(b)	Telecom Business License. Qianjun shall have obtained the approval from Guangdong Communications Administration and Ministry of Industry and Information Technology with respect to the change in its equity interests, and have obtained the newly issued Value Added Telecom Business License (Guangdong province) and Value Added Telecom Business License (national) (collectively the “Telecom Business License”);

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(c)	Internet Cultural Business License. Qianjun having handled the change registration procedures for Internet Cultural Business License at Department of Culture of Guangdong Province with respect to its equity change;

(d)	Radio and TV Program Production and Business Operation License. Qianjun having obtained the approval from the Press, Publication, Radio, Film and TV Administration of Guangdong Province with respect to its change of legal represtantive and shareholders; Qualification Certificate for Internet Drug Information Services. Qianjun having obtained the approval from Guangdong Food and Drug Administration with respect to its change of legal representative and such other matters;

(e)	Other Approvals. The Target having completed the change registration procedures for Social Insurance Registration Certificate, Organization Code Certificate, Tax Registration Certificate and opening of housing fund, and such other procedures that should be completed as a result of the equity change and such other matters hereunder.

4.2.4	Business and Asset Transfer. The Original Shareholders and the Guarantors shall deliver the assets and business that the Buyer requires to be used in operating 56.com from Wole Technology, Wole Shijie or Thousand Oaks Netscape (an affiliate of Renren) Shanghai Branch to Qianjun, and the Buyer will provide necessary assistance for accepting such assets and business. The Buyer will propose detailed handover plan to the Original Shareholders and the Guarantors during the period from the date hereof to the Closing Date; before the Buyer provides the handover plan, the Original Shareholders and the Guarantors need to do their best to assist the Buyer in reviewing relevant assets and business and formulating the handover plan.

4.2.5	Condition Satisfaction Certificate. The Original Shareholders, Qianjun and the Guarantors having jointly executed and issued to the Buyer a condition satisfaction certificate as set forth in Exhibit 4 hereof, acknowledging that all conditions precedent to the making of the Second Payment under Articles 4.2 have been satisfied.

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Article 5     Representations and Warranties

5.1	Representations and Warranties of the Original Shareholders, the Target and the Guarantors. Except those disclosed in the Disclosure Schedules of Exhibit 14, the Original Shareholders, the Target and the Guarantors hereby severally and jointly represent and warrant to the Buyer that as of the date hereof and as of the Closing Date:

(1)	Organization and Creditability. Qianjun is a limited liability company duly incorporated and validly existing under the PRC laws, with its registered capital being fully paid up and it has good credit status; Qianjun is qualified to conduct all businesses stated in its business license according to the PRC laws. All business qualifications owned by Qianjun are listed in Exhibit 3 List of Business Qualifications. Wole Shijie is a limited liability company duly incorporated and validly existing under the PRC laws, with its registered capital being fully paid up and it has good credit status; Wole Shijie is qualified to conduct all businesses stated in its business license according to the PRC laws. Qianjun lawfully holds 100% of equity interests in Wole Shijie, and such equity interests are free of any encumbrances, and there exist no pending, threats or potential disputes, claims, prosecution, arbitration, enforcement, administrative procedures or other legal proceedings in any aspects on such equity interests.

(2)	The Legal Rights of the Original Shareholders on the Target. The Original Shareholders collectively hold 100% of equity interests in Qianjun, in which Liu Jian holds 80% and Huang Hui holds 20%; The Original Shareholders are the only rightful owner of the above mentioned equity interests, who have the right to transfer the target equity interests. In addition to this Agreement (including its Exhibits) and the articles of association of Qianjun, the Original Shareholders have not reached any written or oral agreements, contracts or other conventions on Qianjun's equity interests (including the Target Equity), voting right, Shareholders’ rights, rights of disposition, rights of control or transfer of income, or such agreements, contracts or other conventions (if any) have been terminated.

(3)	No Defects. In addition to the equity pledge and stock purchase right under the Contractual Arrangements, all equity interests of Qianjun (including the Target Equity) do not exist any encumbrances, and such equity interests do not, in any aspects, exist any pending, threats or potential disputes, claims, prosecution, arbitration, enforcement, administrative procedures or other legal proceedings.

(4)	No Barriers. There is no existence of any matters that may result in any delay, restriction or impediment to the performance of the Original Shareholders, Qianjun and the Guarantors under this Agreement.

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(5)	Authorization; Effectiveness. The Original Shareholders, Qianjun and the Guarantors have all necessary powers and rights to execute this Agreement and perform the duties hereunder; The Original Shareholders, Qianjun and the Guarantors have appropriately obtained all company authorizations and other applicable governmental, statutory, administrative or other consent, permit, waiver or immunity to execute and perform the duties under this Agreement; Upon its effectiveness, this Agreement will constitute a legal, valid and binding document among the Original Shareholders, Qianjun and the Guarantors and is compulsorily executed to the Original Shareholders, Qianjun and the Guarantors.

(6)	Conflict-free. Both the execution and delivery of the Original Shareholders, Qianjun and the Guarantors, and their performance under this Agreement will not: (a) result in any violation of the PRC laws; (b) conflict with the articles of association or other organizational document of Qianjun, Wole Visual or Wole Tech; (c) result in any violation of agreements or documents with the Original Shareholders, Qianjun and the Guarantors being one party, or constitute a breach of agreements with the Original Shareholders, Qianjun and the Guarantors being one party or other binding documents; (d) result in violation of any conditions that Qianjun requires to obtain any license or grant and/or renew of any permit; (e) result in any of Qianjun's licenses or permits being suspended, revoked or subjoin conditions.

(7)	Licenses and permits. Qianjun have obtained all necessary or appropriate licenses (including but not limit to governmental approval) and permits it requires to conduct any of its current businesses; Each item of these licenses and permits is fully valid and binding, qualified passes all kinds of examinations the government required for these licenses and permits such as annual inspection, does not exist any suspension, rescission, revocation, cancellation, restriction or violation of any pending administrative or other procedures of the above mentioned licenses and permits; In addition to the information disclosed in Exhibits 14 Disclosure Schedules, Qianjun does not receive any governmental notice in written or oral forms, to inform that it violates any regulations under these licenses and permits (except for the violations that has been settled and did not cause subsequent adverse impacts on Qianjun), and Qianjun does not exist any fine or penalty that related to the above mentioned licenses and permits or any fine or penalty that should be paid but unpaid by the Target due to violation of the above mentioned licenses and permits.

(8)	Financial information. The Original Shareholders have provided the Buyer with Qianjun's financial report, including balance sheets, statements of cash flows and statements of loss/income. The financial information of the Company and each of its subsidiaries disclosed in the financial reports is true, accurate and complete as of their dates, respectively, and is in accordance with US GAAP.

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(9)	No undisclosed debt. The financial report includes the complete and accurate description of all the loan, debt, liabilities and guarantee incurred or reasonably expected to incur by Qianjun as of the signing date, including but not limited to any outstanding loan/borrowing by Qianjun from any of the Original Shareholders and/or any third party, and any third-party guarantee made by Qianjun for any of the Original Shareholder or any thir-party liabilities or their interest; except for the debt reflected in the financial report, there is no any other actual or contingent liabilities against or in relation to Qianjun or its assets and properties, or could affect Qianjun or its assets and properties, such liabilities do not include any single debt incurred in the ordinary course of business with an amount less than RMB50,000 or an aggreagte amount no more than RMB150,000; further, Qianjun is not a guarantor, party to compensate, promisor or any other obligor on any liabilities of the Original Shareholder, Guarantors or any third-party. Among these, all the group debt undertaken by Qianjun to the Original Shareholders, Guarantor and their respective affiliates as shown in Exhibit 7 Confirmation Letter of Group Debt, after the Buyer makes the payment to the group creditor to settle the the debt owed by the Target to the group creditor pursuant to Article 2.2 of this Agreement, Qianjun owes no outstanding debt to each of the Guarantors and their affiliates.

(10)	Non-compete. Except for the interest in Qianjun, the Original Shareholders and Guarantor and their respective affiliates do not directly or indirectly engage in the business that competes with Qianjun's primary business, nor do they directly or indirectly control other companies that engage in the business that competes with Qianjun's primary business or have interest in such companies.

(11)	Disclosure. All the important documents, representations and information in relation to the transactions contemplated hereunder owned by the Original Shareholders or the Target and their affiliates have been truly, accurately and thoroughly disclosed to the Buyer, and the documents provided by them to the Buyer previously do not include any misrepresentation on the important facts.

(12)	No Winding-up.。No order has been made or proceedings commenced or resolution passed for the winding up of Qianjun. There is no mortgage, enforcement of court decision or subpeona against Qianjun's assets. Qianjun is not in a situation where it is unable to repay any debt payable.

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(13)	Taxes and fees. Qianjun has fully paid the taxes and fees payable that become due as required by the state and local tax authorities. Qianjun is not in a situation where it is required to pay any additional taxes and fees. Qianjun has not been punished for violating the relevant tax laws, rules and regulations.

(14)	Tangible personal properties. Qianjun legally possesses, owns, or legally leases or pursurant to legally binding documents is entitled to use all the tangible personal properties in the course of its business, including all the tangible personal properties reflected in the financial report (“Tangible Personal Properties”); all Tangible Personal Properties are not subject to any encumbrances and are under normal operating conditions (except for normal wear and tear); the use of the Tangible Personal Properties is complied with PRC laws in all aspects.

(15)	Immovable properties. Qianjun does not own any title of immovable properties.

(16)	Intellectual properties. Exhibit 8 completely sets out the assets owned by Qianjun (including Tangible Personal Properties and intellectual properties); Qianjun has ownership and the full right to use the intellectual properties held by Qianjun or is necessary for its current business or in relation to its business (“Company's Intellectual Properties”) and is not subject to the impact or restriction of any encumbrance; Qianjun has not permit or authorize any third party to use any Company's Intellectual Properties; except for the information disclosed in Exhibit 14 Disclosure Schedules, prior to the Closing Date, Qianjun is not a party to any ongoing or pending court or arbitration proceedings in relation to intellectual property infringement.

(17)	Legal and administrative actions. There is no pending or threatened legal or administrative actions against or could affect Qianjun or its assets, rights, license holder qualifications, operation or business; there is no incident, circumstance or situation that could directly or indirectly leads to the commencement of such legal or administrative actions, or serves as grounds of uch legal or administrative actions; Qianjun has been and is complied with all the laws and regulations applicable to its business operation or asset management; no incident, circumstance or situation occurred that is reasonbly expected to constitute or directly/indirectly lead to the violation of any of the foregoing laws and regulations; Qianjun has never received any notice of non-compliance from any party (including any government administrative departments).

(18)	Compliance with laws. Qianjun has never violated any PRC laws, including but not limited to any laws in relation to the Company's business oepration, tax or its employee tax.

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(19)	Employee arrangement. Exhibit 12 sets out the information of all the employees with Qianjun and 56.com, including but not limited to their names, employers, date of commencement of work, place of work and whether they are key employees. As to the other employees set out in Exhibit 12 that are not in employment relation with Qianjun, the Buyer shall confirm the list of employees that will be retained by Qianjun or any other affiliate designated by the Buyer and the list of employees that will not be retained no later than December 31, 201. Renren Inc. and/or the Original Shareholders shall make sure that over 70% of the key employees that will be retained (“Key Employees to be Retained”) enter into form employment agreement designated by the Buyer with Qianjun or any other affiliate designated by the Buyer, and the compensation and benefits stipulated in such employment agreement shall not be lower than the compensation and benefits granted to such Key Employees to be Retained before they enter into employment agreement with Qianjun or any other affiliate of the Buyer. As to the employees who are not with Qianjun and will not be retained by the Buyer, Renren Inc. and/or the Original Shareholders shall assist the Buyer in completing the relevant legal formalities to dismiss the employment relation with such employees. Before the Buyer makes the decision, the compensation to be granted to the other employees who are not with Qianjun, and after the Buyer makes the decision, the monetary compensation and other necessary expenses incurred by the affiliate of Renren Inc. in dismissing the employment relation with the employees who are not with Qianjun, shall be borne by the Buyer.

(20)	General matters in relation to employees. Qianjun has entered into formal written employment agreements with all of its employees, and signed non-compete agreements, intellectual property assignment and confidentiality agreements with the key employees who have access to any of the Company's Intellectual Properties; Qianjun is in full compliance with all the relevant legal requirements in relation to recruiting or engaging the employees, including but not limited to all the PRC legal requirements on employment agreement, wages, working hours, health and safety, statutory social insurance benefits and hiring foreign employees, etc; there is no any pending labor dispute or legal proceeding against Qianjun or could affect Qianjun; no employee is entitled to an early termination of the employment or engagement arrangement with the Company. Qianjun does not have (or intend to adopt) any share incentive plan, share option plan or profit distribution, bonus, commission or other incentive plan for all or any of its directors or employees.

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(21)	Material contracts. Qianjun has provided the Buyer with all the important business, asset and financing contracts in relation to its business operation (collectively “Material Contracts”); all the Material Contracts are legal, valid, binding and enforceable to the parties thereto, and Qianjun and other parties to the Material Contracts have never breaches the contracts in the course of performing their contractual obligations.

(22)	Connected transactions. All the connected transaction conducted by Qianjun are in compliance with PRC laws and the generally accepted business principles.

5.2	The Buyer's representations and warranties. The Buyer makes the following representations and warranties to the Original Shareholders and Guarantors that during the signing date of this Agreement and the payment date of the second installment (including the signing date and the Closing Date) :

(1)	Organization and existence. The Buyer is a limited liabiilty company duly incorporated and validly existing under the PRC law, and is in good standing.

(2)	Power and authoriy. The Buyer has the requisite capacity and authority to execute this Agreement and to perform its obligations hereunder. The Buyer has appropriately and legally obtained the requisite Company's authorization and all the other applicable governmental, statutory, administrative or other approval, license, waiver or exemption that permits the Buyer to execute this Agreement and to perform its obligation hereunder. Once this Agreement takes effect, it shall become a legal, valid and binding document to the Buyer and the Buyer can be enforced to perform the obligations under this Agreement pursuant to its terms.

(3)	No impediment. There is no such incident that will cause or is likely to cause any delay, restriction or impediment in the Buyer's performance of the obligations under this Agreement.

(4)	No conflict. Neither the execution and delivery of this Agreement by the Buyer, nor the performance of the obligations under this Agreement by the Buyer will: (a) leads to the violation of any PRC laws; (b) conflict with the Buyer's articles of association or other organizational documents; (c) result in breach of any contract or documents to which the Buyer is a party or which is binding to the Buyer, or constitute default under any contract or documents to which the Buyer is a party or which is binding to the Buyer.

(5)	Legitimate source of funds. All the funds the Buyer uses in this acquisition are legally sourced.

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5.3	Persistence of representations and warranties. Any representations and warranties under this Agreement and submitted pursuant to this Agreement shall continue to be valid after the signing of this Agreement and the completion of the transfer of the target equity interest contemplated under this Agreement.

Article 6     Covenants

6.1	Covenants as of the Closing Date. Each of the Original Shareholders, Qianjun and Guarantors, jointly and severally, covenant to the Buyer that:

(1)	from the date hereof to the date of the First Payment, unless otherwise expressly provided herein or agreed by the Buyer in writing, Qianjun shall and the Original Shareholders and the Guarantors shall cause Qianjun to: (a) operate business consistent with past practices and prudent business practices in the ordinary course of business, (b) maintain sufficient working capital to ensure the business operation of Qianjun, (c) use its best efforts to maintain all the assets for the interests of Qianjun, and (d) maintain its relationship with its suppliers, customers, business partners and employees.

(2)	without limiting the foregoing, without the prior written consent of the Buyer, Qianjun shall not, and the Original Shareholders and Guarantors shall cause Qianjun not to:

(a)	take any actions that may be reasonably expected to result in the failure of any of the conditions precedent to the Closing set forth in Article 4 to be satisfied as of the Closing Date;

(b)	conduct any acts/omissions that could materially and adversely affect Qianjun's business operation and asset value;

(c)	sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest in any of Qianjun's assets (including tangible and intangible assets), business or income, or create or allow to be creates any other encumbrance on any of its assets;

(d)	merge with, acquire assets from, or invest in any other person;

(e)	incur, inherit or assume any debt, excluding the debt incurred during normal or ordinary course of business (excluding the debt generated by borrowing or contingent liabilities incurred by providing guaranty);

(f)	enter into any material contract (for the purpose of this paragraph, a contract with a value exceeding RMB 500,000 or relating to the company's intellectual property rights shall be deemed as a material contract);

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(g)	increase the salary of an individual employee by over 30%, which causes the annual salary of such employee to exceed RMB 100,000 after the pay rise;

(h)	formulate or adopt any new benefits plan; or

(i)	distribute any dividends in any form to any of the shareholders of Qianjun.

To avoid affecting the normal operation of the company, where any of the foregoing events happens, either the Original Shareholders or Qianjun shall apply in writing to the Buyer, and shall conduct such actions only after obtaining the Buyer's written approval. However, whether the Buyer approves or not, the Buyer shall make a decision within 3 working days after receiving the application, and give written notice to the applicant; where the applicant does not receive written notice within 3 working days after making the application, it shall be deemed that the Buyer has given its approval.

6.2	Further Assurances. The Original Shareholders, Qianjun, Guarantors and the Buyer agree to take all actions and execute all documents and instruments as are reasonably necessary for implementation of any term of this Agreement (including but not limited to the satisfaction of all the Closing Conditions and post-Closing Obligations).

6.3	Assistance. The Original Shareholders, Qianjun and Guarantors shall take all necessary actions to procure the consummation of the transactions contemplated under this Agreement.

6.4	No Negotiations. After this Agreement takes effect, except for the discussion in relation to the transactions contemplated under this Agreement, none of the Original Shareholders, Qianjun and Guarantors shall, directly or indirectly through any affiliates, consultants, representatives, senior employees, directors, agents or any other parties, make, solicit, initiate or encourage any person (including any senior staff or employees) to submit any proposal or offer relating to the merger, consolidation, acquisition of Qianjun or Qianjun's equity interest or the purchase of any material asset of Qianjun (“Transaction Proposal”). In addition, the Original Shareholders, Qianjun and Guarantors shall immediately cease or cause to be ceased all the ongoing contracts or negotiations relating to the Transaction Proposal. However, where the closing hereunder fails to be completed within six months after this Agreement takes effect, this clause shall lose effect automatically.

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6.5	Non-compete. After the completion of the Transaction, the Original Shareholders shall cease to possess any interest in or hold any position at Qianjun directly or indirectly. Within 3 years after the execution of this Agreement, 1) none of the Original Shareholders, Guarantors and their respective affiliates shall directly or indirectly engage, in any way, in any business that is the same as, similar to or competes with the business of Qianjun, whether alone or together with or through any other party; 2) none of the Original Shareholders, Guarantors and their respective affiliates shall directly or indirectly dismiss, or solicit, initiate or encourage the dismissal of, the employees of Qianjun; 3) none of the Original Shareholders, Guarantors and their respective affiliates shall directly or indirectly engage, in any way, influence, solicit, initiate or encourage the customers of Qianjun to depart or cooperate with other party.

Article 7     Taxes and Expenses

7.1	Any expenses incurred by the Target, the Original Shareholders and the Guarantors arising from the transactions hereunder, including without limitation the costs of the financial advisors retained by the Target, shall be borne by the Original Shareholders and/or the Guarantors. Any expenses incurred by the Buyer arising from the transactions hereunder, including without limitation the professional service fee and other costs in connection with the execution of this Agreement and other transaction documents of the Transaction, and the financial, legal and business due diligence investigations and negotiations conducted by the accountants and lawyers retained by the Buyer for the Transaction, shall be borne by the Buyer. If the Transaction fails to be consummated for reasons attributable to the Buyer, then the relevant expenses already incurred for consummation of the Transaction shall be borne by each Party itself.

7.2	The Parties shall each bear any taxes and fees it should bear for the transactions hereunder in accordance with the applicable laws; the Buyer shall be entitled to withhold and pay the individual income tax payable by the Original Shareholders with respect to the transfer of the Target Equity in accordance with the PRC laws and regulations.

Article 8     Liabilities for Breach

8.1	In case any Party is in breach of any of its warranties, agreements or other provisions hereunder, or any of the representations made by a Party is untrue, which causes any expenses, liabilities or losses to another Party (including without limitation any loss of expected profit that can be proved by such another Party with specific and reasonable evidences), then such party in breach or making the untrue representation shall indemnify such another Party for any such expenses, liabilities or losses (including without limitation any interest and lawyer’s fee lost or paid by such another Party arising from the acts of such breaching Party). Such indemnities shall be equivalent to the actual losses suffered by such another Party arising from the breach or any misrepresentation.

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8.2	Except as provided in Article 4.2.2 hereof, the Original Shareholder and the Guarantors shall be jointly responsible for all their obligations and liabilities hereunder; the Buyer shall be entitled to require any one or more of the Original Shareholders and the Guarantors to assume liabilities for compensation and to directly deduct such compensation from the subsequent payable amounts at the breach of such Original Shareholders and/or Guarantors.

Article 9     Governing Law and Dispute Resolution

This Agreement shall be interpreted according to the PRC laws. The Parties shall first resort to amicable negotiations to resolve the discrepancy and conflicts between the Parties for any disputes arising from this Agreement; in case the negotiations fail, such dispute shall be submitted to China International Economic and Trade Commission in accordance with the then-effective arbitration rules at the application for such arbitration. The arbitration shall take place in Beijing and the arbitral proceedings shall be conducted in Chinese. The arbitral award is final and binding upon all the Parties.

Article 10     Indemnification

10.1	The Original Shareholders and the Guarantors hereby agree and undertake to indemnify and hold harmless the Target and/or the Buyer from and against any claims, liabilities, obligations, damages, losses, judgments, legal actions, litigations, proceedings, arbitrations, levies, fees, loss and expenditures (including without limitation the litigation costs and reasonable lawyer’s fees to the extent stipulated by the State) suffered or assumed arising from the breach, misrepresentation, false covenants, non-performance or non-compliance, by any of the Original Shareholders, Guarantors or the Target, with this Agreement (including any exhibits hereof) or any representations, warranties, covenants or other obligations or agreements regarding the Original Shareholders, the Target and the Target Equity. The Buyer shall be entitled to directly deduct the amount of such indemnification from any amounts payable to the Original Shareholders and the Group Creditors with respect to the losses suffered by the Target.

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10.2	The Original Shareholders and the Guarantors hereby agree and covenant that whether or not disclosed to the Buyer and other than those to be assumed by the Target with the written consent of the Buyer, the Original Shareholders and the Guarantors shall indemnify and hold harmless the Target and/or the Buyer from and against any and all losses arising out of the debts, obligations or liabilities relating to the Original Shareholders, the Target and/or the Target Equity on or prior to the Closing Day, or any ongoing, pending or threatened claims, liabilities, obligations, damages, losses, judgments, legal actions, litigations, proceedings, arbitrations, levies, fees, loss and expenditures (including without limitation the costs and reasonable lawyer’s fees incurred or paid by the Target and/or the Buyer for enforcement of the indemnification provided hereunder) faced or assumed by the Target and/or the Buyer for any reason whatsoever, or initiated by any third party against the Target and/or the Buyer with respect to the Target Equity purchased by the Buyer pursuant to this Agreement, including without limitation all absolute or contingent debts, liabilities or claims existing, incurred or generated by the Original Shareholders and the Target prior to the Closing Date, or though incurred after the Closing Date yet for reasons attributable to the Original Shareholders or the Target prior to the Closing Date, or existing, incurred or generated by the Target and/or the Target Equity or relevant contracts, products and services, no matter when raised, together with all expenses and reasonable lawyer’s fees associated therewith, or the diminution of value of the Target Equity due to the creation of security thereon prior to the Closing Date. The Buyer shall be entitled to directly deduct the amount of such indemnification from any amounts payable to the Original Shareholders and the Group Creditors with respect to the losses suffered by the Buyer and the Target.

Article 11     Miscellaneous

11.1	Effectiveness. This Agreement shall take effect upon duly executed by the Parties and approved by the resolution of the Buyer’s shareholders’ meeting.

11.2	Termination. This Agreement shall terminate forthwith:

(1)	upon mutual written agreement among the Parties; or

(2)	if the Closing fails to occur within six months upon the execution of this Agreement.

11.3	Continued Negotiations. Subject to Article 4.2 hereof, if the obligations provided in Article 4.2 fail to be completed within 18 months after the date hereof, the Parties shall amicably negotiate with each other on the subsequent actions.

11.4	Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the matters involved herein, and supersedes all prior agreements, covenants, representations and conditions, oral or written, express or implicit, prior to the execution of this Agreement.

11.5	Waiver. Any Party’s failure to exercise or delay in exercising any of its rights or remedies provided in this Agreement and the amendments or supplements hereto shall not constitute or operate as a waiver thereof, nor shall any single or partial exercise of such right and remedy preclude the further exercise thereof.

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11.6	Severability. If any provision of this Agreement is determined to be unlawful, invalid or unenforceable, the Parties agree that such provision shall be enforced to the greatest extent practicable to realize the intention of the Parties, and the legality, validity or enforceability of all the other provisions of this Agreement shall not be jeopardized. The Parties shall amend this Agreement in good faith to the extent necessary to give effect to the intentions of the Parties, to replace the unenforceable words with the enforceable ones which carry out such intentions as closely as possible.

11.7	Notices. Any and all notices, requests, demands, approvals and other communications required or intended to be made hereunder shall be made in writing and deemed to have been duly served: (1) on the date of receipt, if sent in person; (2) on the date of successful transmission, if sent by facsimile (evidenced by the acknowledgement of transmission automatically generated); or (3) on the 4th working day (or the 15th working day in cases of overseas senders or addressees) after delivered to the express delivery service. All such notices, requests, demands, approvals and other communications shall be delivered to the addresses specified in Exhibit 13. Any changes to the address, addressee or facsimile number of any Party shall be notified to the other Parties in a manner stipulated under this Article, failing which such Party shall undertake the legal responsibilities arising its failure to receive relevant documents.

11.8	Amendments and Supplements to the Agreement. This Agreement may be amended and supplemented by the Parties subject to a written agreement. The amendment and supplementary agreements relating to this Agreement duly executed by the Parties shall be part of, and equally binding as this Agreement .

11.9	Exhibits. The Exhibits hereof shall be equally binding as this Agreement.

11.10	Language and Counterparts. This Agreement is written in Chinese and executed in ten counterparts, one for each Party, and the rest shall be submitted to the approval authorities, all of which shall be equally binding.

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(This page is the signature page of this Agreement and contains no body text.)

This Agreement is executed by the Parties on the date first above written:

Tianjin Jinhu Media Co., Ltd. (Company seal) By: /s/ Charles Zhang Name: Charles Zhang Title: Chief Executive Officer of Sohu.com Inc.

(This page is the signature page of this Agreement and contains no body text.)

This Agreement is executed by the Parties on the date first above written:

Liu Jian

Signature: /s/ Liu Jian

Huang Hui

Signature: /s/ Huang Hui

Guangzhou Qianjun Internet Technology Co., Ltd. (Company seal) By: /s/ Liu Jian Name: Liu Jian Title: Chairman

Beijing Wole Technology Co., Ltd. (Company seal)

By: /s/ Zhou Juan

Name: Zhou Juan

Title: Chairman

(This page is the signature page of this Agreement and contains no body text.)

This Agreement is executed by the Parties on the date first above written:

RENREN INC. (Company seal) By: /s/ Joseph Chen Name: Joseph Chen Title: Director